

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2015

Via Email
Mr. Robin N. Lowe
Chief Financial Officer
Altisource Residential Corporation
402 Strand Street
Frederiksted, USVI 00840-3531

     Re: **Altisource Residential Corporation**
               Form 10-K
               Filed March 2, 2015
               File No. 001-35657

Dear Mr. Lowe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   We note you have disclosed the market/fair value of the underlying property in various tables and narratively throughout your filing, including, but not limited to pages 3, F-13, F-14 and F-17. In future periodic filings, please footnote these tables or revise your narrative to disclose how you determined the market/fair value of these properties.

Item 1. Business

Our Business Strategy, page 1

2.   We note your disclosure stating that you expect to sell properties that do not meet your investment criteria. In future Exchange Act periodic reports, please include disclosure describing your investment criteria and the factors that affect your decision to keep or sell a property, or explain to us why you do not believe this information is material to investors.

Item 7. Management's discussion and analysis of financial condition and results of operations

Metrics Affecting Our Consolidated Results, page 41

3. We note your disclosure throughout regarding the importance of your loan resolution efforts. In future Exchange Act periodic reports, please consider including a discussion of key metrics that measure your success at loan resolution.

4. We note your disclosure under "Revenues" regarding the various factors that impact your revenues, including the timeline to convert acquired loans into REO. We further note your disclosure on page 41 under "Overview" regarding the current status of each of your REO properties. In future Exchange Act periodic reports, please expand your disclosure to include discussion of the breakdown of the average timeline for your loans to be converted to leased properties in the following phases:

    • average number of days to convert acquired loans into REO;
    • average number of days to determine whether each property meets your rental profile;
    • average number of days between commencement of renovation and listing of the property for rent; and
    • average number of days from listing to leasing a property.

    Please also disclose your average renovation expense per property. We note that you discussed some of these metrics in your Q4 2014 Earnings Call. If you believe this information is not material to investors, please tell us why.

5. We note your disclosure that the key variables that will affect your rental revenues over the long term will be average occupancy and rental rates. We also note your discussion of average rent rates on your Q4 2014 Earnings Call. In future Exchange Act periodic reports, please include disclosure regarding average occupancy and rental rates for your leased portfolio. Please also consider providing additional information on your rental properties to the extent material, including average square feet of your REO properties, rates of resident retention and/or turnover, qualitative and quantitative information regarding your current resident characteristics and disclosure regarding the weighted average original lease term and the weighted average remaining length of leases.

Liquidity and capital resources

Repurchase Facilities, page 47

6. With respect to your repurchase agreements, we note your presentation of the balance at end of period, maximum month-end balance outstanding during the period and the weighted average quarterly balance for the three months ended December 31, 2014 and

2013, as well as your explanations for the significant variances among these amounts. In future annual filings, please expand your disclosure to present this information for any quarterly periods within the most recent three years for which you have any repurchase agreement activity.

7.   We note your disclosure that your three repurchase agreements provide for the lenders to finance your portfolio at advance rates (or purchase prices) ranging from 40% to 80% of the "asset value" of the mortgage loans and REO properties and that if the carrying value of the collateral declines beyond certain limits, you would have to either provide additional collateral or repurchase certain assets under the agreement to maintain the applicable advance rate. In future Exchange Act periodic filings, please disclose who determines the market value used to arrive at "asset value," the period end weighted average haircut for your repurchase agreements and discuss any material trends in haircuts or tell us why such disclosure is not material.

Securitizations, page 49

8.   In future Exchange Act periodic reports, please disclose additional detail regarding your securitization transactions. Please address the following:

- The structure of the transactions, including the entities involved, your relationship to each entity and the nature of each entity;
- The characteristics of each series or class of notes issued by the trusts, including any interest rate, payment priority, redemption provisions, and rating, if applicable;
- The source(s) of cash payments on the notes for interest and principal; and
- Portfolio data of the non-performing mortgage loans and REO properties securing the repayment and interest on each class of notes consistent with that provided with respect to your overall portfolio.

Non-GAAP measures – Estimated REIT taxable income, page 54

9.   We note your reconciliation of U.S. GAAP net income to estimated REIT taxable income. In future periodic filings, please expand your explanation of the reconciling items in the adjustments column. Within your response, please provide an example of your proposed disclosure.

Consolidated Statements of Operations, page F-3

10.   We note that you characterize realized and unrealized gains on mortgage loans and real estate as revenue. Please tell us how you determined these gains meet the definition of revenue pursuant to paragraph 78 of CON 6.

11.   Notwithstanding the above comment, please tell us what consideration you gave to presenting your Consolidated Statements of Operations in accordance with Article 9 of Regulation S-X. Please refer to SAB Topic 11K.

Note 2. Summary of significant accounting policies

Residential properties, page F-12

12.   We note that the fair value of your Real Estate is determined using BPOs. We note your disclosure on page 52 regarding the nature of the brokers activities used to value the real estate. Please revise your disclosures to (1) Describe the process you undertake to validate the BPOs received; (2) Confirm the BPOs you receive provide you with sufficient detail such that you are able to assess whether the pricing methodology complies with ASC 820; and (3) Discuss any adjustments you make to brokers' valuation of real estate. Please provide us an example of your proposed disclosure.

13.   For all periods where you have realized gains or losses on real estate, please tell us the gross realized gains and gross realized losses on real estate. Further, please compare the net proceeds for the real estate sold to the value assigned to the real estate based on the BPO. Please provide an explanation for any significant variances between the net proceeds and the fair value assigned. Further, we note you have recorded $7.9 million and $4.1 million of REO impairment for the year ended December 31, 2014 and the three months ended March 31, 2015, respectively. Please clarify for us the change in circumstances that resulted in impairment from the initial fair value assessment. We may have further comment.

Schedule III, page F-28

14.   We note your accumulated depreciation is $1,062,000 on the Consolidated Balance Sheets and is $19,367,000 per Schedule III. In future filings, please revise Schedule III for consistency with the Consolidated Balance Sheet, or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at (202) 551-3207 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Staff Accountant